Exhibit 21.1

Subsidiaries of Algodon Wines & Luxury Development Group, Inc.

1.	InvestProperty Group, LLC, a Delaware limited liability company

2.	Algodon Global Properties, LLC, a Delaware limited liability company

3.	DPEC Capital, Inc., a Delaware corporation (dormant)

4.	The Algódon – Recoleta S.R.L., an Argentine Sociedad de Responsabilidad Limitada (owned 100% through InvestProperty Group, LLC, Algodon Global Properties, LLC, and Algodon Properties II S.R.L.)

5.	Algodon Europe Limited, a United Kingdom private company (owned 100% by InvestProperty Group, LLC)

6.	Algodon Properties II S.R.L., an Argentine Sociedad de Responsabilidad Limitada (owned 100% through InvestProperty Group, LLC and Algodon Global Properties, LLC)

7.	Algodon Wine Estates S.R.L., an Argentine Sociedad de Responsabilidad Limitada (owned 100% through InvestProperty Group, LLC, Algodon Global Properties, LLC, Algodon Properties II S.R.L. and The Algódon – Recoleta S.R.L.)